February 8, 2007

Mail Stop 4561

Mr. Robert V. Johnson
Chief Financial Officer
FCStone Group, Inc.
2829 Westown Parkway, Suite 100
West Des Moines, IA 50266

   RE: **FCStone Group, Inc.**
      Form 10-K for the period ended August 31, 2006
      Filed November 29, 2006
      File No. 0-51099

Dear Mr. Johnson:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Daniel L. Gordon
          Branch Chief